NORTHEAST
INVESTORS TRUST
A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary
Q2 2025

Market Recap

The second quarter of 2025 was marked by considerable uncertainty in the financial markets, with both the ultimate outcome and the expected effect of tariff policies presenting numerous and varied economic outcomes. Having said that, while there was some immediate volatility in April's intra-period asset pricing, another look suggests that overall inter-quarter price movements were, perhaps, surprisingly subdued (see chart).

Some observers have argued that this level of pricing stability makes sense --- on the idea we have now learned that the worst-case outcome of bilateral or even broader trade wars have been avoided. (We do understand this thinking, but we might also allow generally that, at some point, threats need to be followed through upon in order to remain persuasive and have an impact.)



DESPITE UNCERTAINTY, BOND MARKETS HAVE BEEN STABLE
4.21%
4.23%
4.23%
$79
$81
$81
10-YR YIELD (%)
HIGH YIELD ETF (HYG) PRICE
Source: FRED Data ; iShares
Q1
Q2
Present

Furthermore, even if the markets have correctly diagnosed the current situation as presenting reduced odds of an all-out trade war with our important economic partners, there may still remain the task of diagnosing the ultimate effect of the tariff policies that have been or will be put into place.

On a return basis, investment grade and high yield corporate bonds were resilient, posting Q2 returns by credit rating as follows: BBB +2.0%, BB +3.5%, B +3.5% and CCC or lower +4.3%.

Despite lower GDP and higher unemployment expectations for both 2025 & 2026, the Fed decided to keep its policy rate unchanged at 4.25-4.50% at their June meeting.

Yields/Spreads:

The yield-to-worst ("YTW") on the ICE BofA High Yield Index spiked in early April reaching a peak of 8.7% before settling back to 7.0% at quarter end. This basically matches the lowest YTW reading since the Fed stopped tightening in July of 2023 and is roughly 80 basis points ("bps") lower than the 3-Yr average of 7.8%.

The YTW on the 10-Yr Treasury acted inversely to the spike in High Yield by actually hitting a year-to-date low of 4.0% just after "Liberation Day" in early April before edging back up to 4.2%, leaving it essentially unchanged for Q2.

Overall, this divergence in yields led to a tightening of spreads. The option-adjusted spread ("OAS") rose in April, reaching a peak of 461 bps, and then settled back down to 296 bps for a net change of -59 bps for the quarter. The 3-Yr average OAS which doesn't include the pandemic data of 2020-2021 is 336 bps, slightly higher than current levels.

Issuance & Defaults:

Following the uncertainty in April, high yield bond issuance had two strong months in May and June, reporting $77.4 billion for the quarter (-2.6% vs. Q1) per the SIFMA.

The US HY debt-weighted trailing twelve-month (TTM) default rate ticked up 76 bps to 3.3% in June per CreditSights. The telecommunications sector experienced the largest increase in defaults in the month of June with its debt-weighted default rate rising 974 bps to 13.6%. Only the media sector has a higher default rate at 14.2%.

CreditSights also reported the US HY distress ratio (bonds with spreads over 1,000 bps) moderated to 7.1%.

Fund Performance

On a total return basis, the Trust underperformed the Index +1.12% vs.+3.57% in Q2. For full performance results, please see the table on page 3. Higher quality BB bonds continued to do well as spreads remain tight across the yield curve, however weakness in equities led to an overall underperformance during the quarter. The Trust's modified duration was 1.9 at quarter end (vs. 3.2 of the Morningstar High Yield category).

Contributors to the Trust's performance:

- Builders FirstSource 4.25% 2/1/32
- Iron Mountain 5.625% 7/15/32

Detractors to the Trust's performance:

- NL Industries Common Stock
- Nabors Industries Common Stock

Additions - The following securities were added to the portfolio:

- Brinker International 8.25% 7/15/30 (Buy)
- Darling Ingredients 5.25% 4/15/27 (Buy)
- Uniti Group 10.5% 2/15/28 (Buy)
- American Airlines 6.5% 7/1/25 (Buy)

Subtractions - The following positions were reduced or removed due to corporate actions:

- Western Digital 4.75% 2/15/26 (Partial Call)
- Delta Skymiles 4.5% 10/20/25 (Sinking Fund)
- Range Resources 4.875% 5/15/25 (Maturity)

S&P Ratings Changes:

- Five Point 10.5% 1/15/28 - Upgrade (4/4/25) from B to B+
- Brinker 8.25% 7/15/30 - Upgrade (5/1/25) from BB- to BB+
- Uniti Group 10.5% 2/15/28 - Upgrade (6/9/25) from B- to B
- Altice France SA 8.125% 2/1/27 - Downgrade (6/11/25) from CC to D

Outlook

We find ourselves at Northeast both more and less optimistic than what we believe is consensus: more optimistic that the top-down macroeconomic effects of tariffs will be less than expected, but also more concerned about bottom-up risks to individual companies from the knowable and unknowable implications of their facing sharp rises in their input costs.

Additionally, while we are relatively sanguine on this and buy into the idea that the inflation impact of tariffs will largely be transitory, we tend to think as overoptimistic the market's expectations of nearly a half-dozen interest rate cuts by the Federal Reserve over the next 1.5 years.

We at Northeast thus remain comfortable with our relatively short duration portfolio of higher quality high yield bonds: able to collect the yield premium on offer from the high yield market, but short duration enough to manage the possible risks from both company-level volatility and a potential repricing of the trajectory of 2026 and beyond interest rates.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); bmonrad@northeastinvestors.com

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- ***Northeast Investors Trust Overview***

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. Below is the performance data ending 6/30/25:

AVERAGE ANNUAL RETURNS (AS OF JUNE 30, 2025)							
	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	1.12%	1.67%	6.37%	6.70%	5.04%	1.65%	6.80%
ICE BofA US High Yield Index	3.57%	4.55%	10.28%	9.84%	6.00%	5.29%	N/A

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

Top 10 Holdings (% of Net Assets): 1. Pyxus International (7.9%) 2. Spirit Aerosystems (4.3%) 3. Mallinckrodt (4.2%) 4. KB Homes (4.2%) 5. XPO Logistics (4.1%) 6. Comstock Resources (4.0%) 7. SS&C Technologies (4.0%) 8. Performance Food Group (4.0%) 9. Moog Inc. (4.0%) 10. Tidewater Inc. (3.8%).

For a complete list of holdings, **click here** to see the most recent quarterly holdings report (as of 3/31/25). Holdings are subject to change and may differ from the most recent filing.

The operating expense ratio, which includes interest expense and commitment fees when applicable, was 2.14% on an annualized basis ending 9/30/2024. The current expense ratio may differ from the one reported here due to fluctuations in net assets and expenses.

Duration measures the price sensitivity to changes in interest rates. The longer a bond's duration, the higher the sensitivity to interest rate movements, and vice versa.

Standard Deviation measures historical volatility. Higher standard deviation implies higher price volatility.

Weighted average coupon is the average stated interest rate, expressed as a percentage of the bond's principal value.

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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